Jefferies LLC

(SEC I.D. No. 8-15074)

Consolidated Statement of Financial Condition
and
Unconsolidated Supplemental Schedules
as of November 30, 2025
and
Report of Independent Registered Public Accounting Firm
and
Supplemental Report on Internal Control

******

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act
as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15074

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _12/1/2024_ AND ENDING _11/30/2025_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Jefferies LLC_

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

520 Madison Avenue

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matt Larson	(212) 284-2338	mlarson@jefferies.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	# 34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, Matt Larson, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Jefferies LLC as of and for the year ended November 30, 2025, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Financial Officer

Notary Public

> MEGAN MAHER
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01MA0028512
> Qualified in New York County
> Commission Expires 09/05/2028

This filing** contains (check all applicable boxes):

- ☑ (a) Consolidated statement of financial condition.
- ☑ (b) Notes to statement of financial condition.
- ☐ (c) Consolidated statement of comprehensive income
- ☐ (d) Consolidated statement of cash flows.
- ☐ (e) Consolidated statement of changes in member's equity.
- ☐ (f) Consolidated statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Unconsolidated computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Unconsolidated computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Unconsolidated computation for determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Unconsolidated information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: Unconsolidated statement of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges.
- ☑ (aa) Other: Unconsolidated statement of segregation requirements and funds held in separate accounts for foreign futures and foreign options customers pursuant to Regulation 30.7.
- ☑ (bb) Other: Unconsolidated statement of cleared swaps customer segregation requirements and funds in cleared swaps customer accounts under 4D(f) of the Commodity Exchange Act

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10012-0015
USA

Tel: 1 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Jefferies LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Jefferies LLC (the "Company") as of November 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of November 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Unconsolidated Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges, Unconsolidated Statement of Segregation Requirements and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 and Unconsolidated Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(f) of the Commodity Exchange Act as of November 30, 2025, (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the

statement of financial condition or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

January 28, 2026

We have served as the Company's auditor since 2017.

Consolidated Statement of Financial Condition

$ in thousands	November 30, 2025
Assets	
Cash and cash equivalents	$ 5,892,705
Cash on deposit for regulatory purposes or deposited with clearing and depository organizations	630,690
Financial instruments owned, at fair value (includes securities pledged of $8,591,609)	8,806,806
Securities borrowed	7,872,223
Securities purchased under agreements to resell	2,728,900
Receivables:	
Brokers, dealers and clearing organizations	1,730,179
Customers	3,436,791
Fees, interest and other	456,500
Due from affiliates	69,729
Premises and equipment, net	799,099
Goodwill	1,356,683
Other assets	905,554
Total assets	**$ 34,685,859**
Liabilities and Member's Equity	
Short-term borrowings	$ 336,244
Financial instruments sold, not yet purchased, at fair value	4,348,316
Securities loaned	2,141,201
Securities sold under agreements to repurchase	8,850,609
Other secured financings (includes $3,947 at fair value and $35,000 related to consolidated VIEs)	38,947
Payables:	
Brokers, dealers and clearing organizations	567,084
Customers	5,726,828
Due to Parent and affiliates	2,943,047
Lease liabilities	353,222
Accrued expenses and other liabilities (includes $372 related to consolidated VIEs)	1,800,537
Total liabilities	**27,106,035**
Subordinated liabilities	4,800,000
Member's equity	**2,779,824**
Total liabilities and member's equity	**$ 34,685,859**

See accompanying notes to Consolidated Statement of Financial Condition.

Notes to Consolidated Statement of Financial Condition

Note 1. Organization and Basis of Presentation

Organization and Business

Jefferies LLC ("the Company") is a wholly owned subsidiary of Jefferies Financial Group Inc. ("Jefferies" or the "Parent"), a diversified holding company incorporated in the state of New York and engaged in a variety of businesses. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is registered as a Futures Commission Merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). FINRA is the designated examining authority for the Company as a broker-dealer and the NFA is the designated self-regulatory organization for the Company as an FCM.

The Company operates as an institutional securities broker-dealer and FCM and is managed as a single reportable business segment, Investment Banking and Capital Markets. The Investment Banking and Capital Markets reportable business segment provides several types of financial services, including sales, trading, financing and market-making activities in equity, high yield, corporate bond, mortgage-backed and asset-backed, municipal, government and agency, convertible and international securities. The Investment Banking and Capital Markets reportable business segment also provides investment banking services comprised of securities underwriting and distribution and financial advisory services, including advice on mergers/acquisitions, recapitalizations/restructurings, as well as fundamental research and prime brokerage services. The Company also introduces certain customer accounts to a third-party broker-dealer.

Basis of Presentation

The accompanying Consolidated Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These principles require management to make a number of estimates and assumptions that may affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. The most important of these estimates and assumptions relate to fair value measurements, compensation and benefits and goodwill and intangible assets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation

The Company consolidates entities that meet the definition of a variable interest entity ("VIE") for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity, or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where the Company has significant influence, but not control, of an entity that does not qualify as a VIE, it applies the equity method of accounting or fair value accounting pursuant to the fair value option election under U.S. GAAP. See Note 8, Variable Interest Entities for further discussion on VIEs.

All material intercompany accounts and transactions are eliminated in consolidation.

Subsequent Events

Management has evaluated events and transactions that occurred subsequent to November 30, 2025 through the date this Consolidated Statement of Financial Condition was issued. The Company determined that there were no events or transactions during such period requiring recognition or disclosure in the Consolidated Statement of Financial Condition, except as disclosed in Note 12, Liabilities Subordinated to Claims of General Creditors.

Note 2. Significant Accounting Policies

Cash Equivalents

Cash equivalents include highly liquid investments, including money market funds and certificates of deposit, not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited with Clearing and Depository Organizations

In accordance with Rule 15c3-3 of the Securities Exchange Act, the Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash and/or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, certain exchange and/or clearing organizations require cash and/or securities to be deposited by the Company to conduct day to day activities.

Foreign Currency Translation

Assets and liabilities of the Company's foreign branch having a non-U.S. dollar functional currency are translated at exchange rates at the end of the year.

Financial Instruments and Fair Value

Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These instruments primarily represent the Company's trading activities and include both cash and derivative products. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy. In determining fair value, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs as follows:

- Level 1 — Quoted prices are available in active markets for identical assets or liabilities at the reported date. Valuation

adjustments and block discounts are not applied to Level 1 instruments.

- Level 2 — Pricing inputs other than quoted prices in active markets, which are either directly or indirectly observable at the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments for which fair values have been derived using model inputs that are directly observable in the market, or can be derived principally from, or corroborated by, observable market data, and financial instruments that are fair valued by reference to other similar financial instruments, the parameters of which can be directly observed.

- Level 3 — Instruments that have little to no pricing observability at the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets the Company's best estimate of fair value. The Company uses prices and inputs that are current at the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based on the best available information, taking into account the types of financial instruments, current financial information, restrictions (if any) on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models are permitted based on management's judgment, which takes into consideration the features of the financial instrument such as its complexity, the market in which the financial instrument is traded and underlying risk uncertainties about market conditions. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. The degree of judgment exercised in determining fair value is greatest for instruments categorized within Level 3.

Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts net of related customer receivables and payables and amounts owed for securities transactions not completed on settlement date on customers' security and margin transactions. Securities owned by customers and held as collateral for these receivables and as margin for trading are not reflected in the Consolidated Statement of Financial Condition.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations include deposits of cash and/or securities with exchange clearing organizations to meet margin requirements, amounts due to or from clearing organizations for daily variation settlements, securities failed-to-deliver or receive, receivables and payables for fees and commissions and net receivables or payables arising from unsettled security transactions.

Credit Losses on Financial Assets Measured at Amortized Cost

Financial assets measured at amortized cost are presented at the net amount expected to be collected and the measurement of credit losses and any expected increases and decreases in expected credit losses are recognized in earnings. The estimate of expected credit losses involves judgment and is based on an assessment over the life of the financial instrument taking into consideration forecasts of expected future economic conditions. In evaluating secured financing receivables (reverse repurchase agreements, securities borrowing arrangements and margin loans), the underlying collateral maintenance provisions are taken into consideration. The underlying contractual collateral maintenance for significantly all of the Company's secured financing receivables requires that the counterparty continually adjust the collateralization amount, securing the credit exposure on these contracts. Collateralization levels for the Company's secured financing receivables are initially established based on the counterparty, the type of acceptable collateral that is monitored daily and adjusted to mitigate the potential of any credit losses. Credit losses are not recognized for secured financing receivables where the underlying collateral's fair value is equal to or exceeds the asset's amortized cost basis. In cases where the collateral's fair value does not equal the or exceed the amortized cost basis, the allowance for credit losses, if any, is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

The Company's receivables from brokers, dealers, and clearing organizations include deposits of cash with exchange clearing organizations to meet margin requirements, amounts due from clearing organizations for daily variation settlements, securities failed-to-deliver or receive, receivables and payables for fees and commissions, and receivables arising from unsettled securities or loan transactions. These receivables generally do not give rise to material credit risk and have a remote probability of default either because of their short-term nature or due to the credit protection framework inherent in the design and operations of brokers, dealers and clearing organizations. As such, generally, no allowance for credit losses is held against these receivables.

For all other financial assets measured at amortized cost, the Company estimates expected credit losses over the financial assets' life as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and lending matched book business in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities borrowed. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities loaned. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate. In instances where the Company receives securities as collateral in connection with securities-for-securities transactions in the which the Company is the lender of securities and is permitted to sell or repledge the securities received as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Company's Consolidated Statement of Financial Condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repos are presented in the Consolidated Statement of Financial Condition on a net basis by counterparty, where permitted by U.S. GAAP. The Company monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Offsetting of Derivative Financial Instruments and Securities Financing Agreements

To manage the Company's exposure to credit risk associated with its derivative activities and securities financing transactions, the Company may enter into International Swaps and Derivative Association, Inc. ("ISDA") master netting agreements, master securities lending agreements, master repurchase agreements or similar agreements and collateral arrangements with counterparties. A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment

obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party.

Under the Company's ISDA master netting agreements, it typically also executes credit support annexes, which provide for collateral, either in the form of cash or securities, to be posted by or paid to a counterparty based on the fair value of the derivative receivable or payable based on the rates and parameters established in the credit support annex.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The conditions supporting the legal right of offset may vary from one legal jurisdiction to another and the enforceability of master netting agreements and bankruptcy laws in certain countries or in certain industries is not free from doubt. The right of offset is dependent both on contract law under the governing arrangement and consistency with the bankruptcy laws of the jurisdiction where the counterparty is located. Industry legal opinions with respect to the enforceability of certain standard provisions in respective jurisdictions are relied upon as a part of managing credit risk. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset. Master netting agreements are a critical component of the Company's risk management processes as part of reducing counterparty credit risk and managing liquidity risk.

The Company is also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open contracts or transactions.

Premises and Equipment

Premises and equipment consist of leasehold improvements, furniture, fixtures, computer and communications equipment, and capitalized software (externally purchased and developed for internal use). Furniture, fixtures, computer and communications equipment, capitalized software are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. The carrying values of internally developed software ready for its intended use are depreciated over the remaining useful life of each capitalized software.

At November 30, 2025, premises and equipment (not including right-of-use assets) amounted to $951.8 million. Accumulated depreciation and amortization was $467.1 million at November 30, 2025.

Leases

For leases with an original term longer than one year, lease liabilities are initially recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs and other fixed costs for generally all leases. A corresponding right-of-use ("ROU") asset is initially recognized equal to the lease liability adjusted for any lease prepayments, initial direct costs and lease incentives. The ROU assets are included in Premises and equipment and the lease liabilities are included in Lease liabilities in the Consolidated Statement of Financial Condition.

The discount rates used in determining the present value of leases represent the Company's collateralized borrowing rate considering each lease's term and currency of payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Certain leases have renewal options that can be exercised at the discretion of the Company.

Goodwill and Intangible Assets

Goodwill — Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing on August 1st or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the goodwill impairment test is not required. If it is concluded otherwise, the Company is required to perform the goodwill impairment test. The goodwill impairment test is performed at the reporting unit level by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not impaired. If the fair value is less than the carrying value, then

an impairment loss is recognized for the amount by which the carrying value of the Company's goodwill.

The fair value of a reporting unit is based on widely accepted valuation techniques that the Company believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The methodologies the Company utilizes in estimating the fair value of a reporting unit includes market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable exchange-traded companies and multiples of merger and acquisitions of similar businesses. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods.

Intangible Assets — Intangible assets deemed to have finite lives are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For intangible assets deemed to be impaired, an impairment loss is recognized for the amount by which the intangible asset's carrying value exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If it is concluded otherwise, the Company is required to perform a quantitative impairment test.

Intangible assets are included in Other assets in the Consolidated Statement of Financial Condition. The Company's annual indefinite-lived intangible asset impairment testing date is August 1st. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset, if any. Subsequent reversal of impairment losses is not permitted.

Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity for federal and state income tax purposes. The Company's results of operations are included in the consolidated Federal and applicable state income tax returns filed by the Parent.

Legal Reserves

In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding

its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management. The Company believes that any other matters for which it has determined a loss to be probable and reasonably estimable are not material to the Consolidated Statement of Financial Condition.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Consolidated Statement of Financial Condition. In addition, management believes that any amount of potential loss or range of potential loss in excess of what has been provided in the Consolidated Statement of Financial Condition that could be reasonably estimated is not material.

Securitization Activities

The Company engages in securitization activities related to mortgage-backed and other asset-backed securities. Transfers of financial assets to secured funding vehicles are accounted for as sales when the Company has relinquished control over the transferred assets. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in Financial instruments owned in the Consolidated Statement of Financial Condition at fair value.

When a transfer of assets does not meet the criteria of a sale, the Company accounts for the transfer as a secured borrowing and continues to recognize the assets of a secured borrowing in Financial instruments owned and recognizes the associated financing in Other secured financings in the Consolidated Statement of Financial Condition.

Segment Reporting

An operating segment is a component of an entity that conducts business and incurs revenues and expenses for which discrete financial information is available that is reviewed by the chief operating decision maker ("CODM") in assessing performance and making resource allocation decisions. The Company's CODM is the chief financial officer. The Company has a single operating segment and therefore a single reportable segment.

The measure of segment assets is presented on the Consolidated Statement of Financial Condition as total assets. The CODM reviews segment assets at the same level or category as presented on the Consolidated Statement of Financial Condition.

Accounting Standards to be Adopted in Future Periods

Credit Losses. In July 2025, the FASB issued ASU No. 2025-05 ("ASU 2025-05"), *Financial Instruments–Credit Losses*. The guidance provides an optional practical expedient when applying the guidance related to the estimation of expected credit losses for current accounts receivable and current contract assets resulting from transactions arising from contracts with customers. The amendments in ASU 2025-05 are effective for fiscal years beginning after December 15, 2025, and interim reporting periods, with early adoption permitted. The Company is evaluating the impact of the standard on its financial condition and disclosures.

Internal-Use Software. In September 2025, the FASB issued ASU No. 2025-06 ("ASU 2025-06"), Intangibles–Goodwill and Other– Internal-Use Software. The guidance modernizes and clarifies the threshold for when an entity is required to start capitalizing software costs and is based on when (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in ASU 2025-06 are effective for fiscal years beginning after December 15, 2027, and interim reporting periods, with early adoption permitted. The Company is evaluating the impact of the standard on its financial condition and disclosures.

Derivatives and Hedging and Revenue from Contracts with Customers. In September 2025, the FASB issued ASU No. 2025-07 ("ASU 2025-07"), Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606). The guidance refines the scope of Topic 815 to clarify which contracts are subject to derivative accounting. The guidance also provides clarification under Topic 606 for share-based payments from a customer in a revenue contract. The amendments in ASU 2025-07 are effective for fiscal years beginning after December 15, 2026, and interim reporting periods, with early adoption permitted. The Company is evaluating the impact of the standard on its financial condition and disclosures.

Adopted Accounting Standards

Segment Reporting. In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07 ("ASU 2023-07"), Improvements to Reportable Segment Disclosures. The guidance primarily requires enhanced disclosures about significant segment expenses. The Company adopted the guidance beginning with its year ended November 30, 2025, which impacted disclosures only.

Note 3.   Cash and Cash Equivalents

Financial assets classified as cash and cash equivalents that are deemed by the Company's management to be generally readily convertible into cash are as follows:

$ in thousands	November 30, 2025
Cash in banks	$ 766,704
Money market investments	5,126,001
Total cash and cash equivalents	**$ 5,892,705**
Total cash segregated (1)	**$ 630,690**

(1)   Includes cash deposits of $347.0 million that are segregated in accordance with the SEC Rule 15c3-3, which subjects the Company as a broker-dealer carrying customer accounts to requirements related to maintaining cash and/or qualified securities in a segregated reserve account for the exclusive benefit of its customers and PAB.

Note 4. Fair Value Disclosures

$ in thousands		Level 1		Level 2		Level 3		Counterparty and Cash Collateral Netting (2)		Total
November 30, 2025 (1)										
Assets:										
Financial instruments owned:										
Corporate equity securities	$	1,576,722	$	224,933	$	26,958	$	—	$	1,828,613
Corporate debt securities		—		2,298,961		1,862		—		2,300,823
CDOs and CLOs		—		89,718		16,415		—		106,133
U.S. government and federal agency securities		2,356,944		106,633		—		—		2,463,577
Municipal securities		—		563,994		—		—		563,994
Sovereign obligations		—		309,218		—		—		309,218
Residential mortgage-backed securities		—		1,050,936		284		—		1,051,220
Commercial mortgage-backed securities		—		10,457		—		—		10,457
Other asset-backed securities		—		12,447		3,067		—		15,514
Loans and other receivables		—		—		44,191		—		44,191
Derivatives		44		639,555		45		(560,288)		79,356
Investments at fair value		—		13,563		15,502		—		29,065
Total financial instruments owned, excluding Investments at fair value based on NAV	$	**3,933,710**	$	**5,320,415**	$	**108,324**	$	**(560,288)**	$	**8,802,161**
Liabilities:										
Financial instruments sold, not yet purchased:										
Corporate equity securities	$	942,490	$	17,308	$	11	$	—	$	959,809
Corporate debt securities		—		1,373,931		726		—		1,374,657
CDOs and CLOs		—		627		—		—		627
U.S. government and federal agency securities		1,814,855		4		—		—		1,814,859
Sovereign obligations		—		166,098		—		—		166,098
Derivatives		13		579,631		6		(547,384)		32,266
Total financial instruments sold, not yet purchased	$	**2,757,358**	$	**2,137,599**	$	**743**	$	**(547,384)**	$	**4,348,316**
Other secured financings	$	—	$	—	$	3,947	$	—	$	3,947

(1) Excludes investments at fair value based on net asset value ("NAV") of $4.6 million at November 30, 2025 by level within the fair value hierarchy.

(2) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations

Segregated U.S. Treasury securities are measured based on quoted market prices obtained from external pricing services and categorized within Level 1 of the fair value hierarchy.

Corporate Equity Securities

- Exchange-Traded Equity Securities: Exchange-traded equity securities are measured based on quoted closing exchange prices, which are generally obtained from external pricing services, and are categorized within Level 1 of the fair value hierarchy. Otherwise they are categorized within Level 2 of the fair value hierarchy to the extent these securities are actively traded where valuation adjustments are not applied.

- Non-Exchange-Traded Equity Securities: Non-exchange-traded equity securities are measured, where available using broker quotations, pricing data from external pricing services and prices observed from recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity securities are categorized within Level 3 of the fair value hierarchy and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (*e.g.*, price/Earnings before interest, taxes, depreciation and amortization ("EBITDA"), price/book value), discounted cash flow analyses and transaction prices observed from subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (*e.g.*, issuer market capitalization, yield, dividend rate, geographical concentration).

- Equity Warrants: Non-exchange-traded equity warrants are measured primarily using pricing data from external pricing services, prices observed from recently executed market transactions and broker quotations and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity warrants are generally categorized within Level 3 of the fair value hierarchy and are measured using the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Corporate Debt Securities

- Investment Grade Corporate Bonds: Investment grade corporate bonds are measured primarily using pricing data from external pricing services and broker quotations, where available, prices observed from recently executed market transactions and bond spreads. Investment grade corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques may be used. Investment grade corporate bonds measured using alternative valuation techniques are categorized within Level 2 or Level 3 of the fair value hierarchy.

- High Yield Corporate and Convertible Bonds: A significant portion of the Company's high yield corporate and convertible bonds are categorized within Level 2 of the fair value hierarchy and are measured primarily using pricing data from external pricing services and broker quotations, where available, and prices observed from recently executed market transactions of institutional size. Where pricing data is less observable, valuations are categorized within Level 3 of the fair value hierarchy and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financing or recapitalization, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Collateralized Debt Obligations and Collateralized Loan Obligations

Collateralized debt obligations ("CDOs") and collateralized loan obligations ("CLOs") are measured based on prices observed from recently executed market transactions of the same or similar security or based on valuations received from third-party brokers or data providers and are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability and significance of the pricing inputs. Valuation that is based on recently executed market transactions of similar securities incorporates additional review and analysis of pricing inputs and comparability criteria, including, but not limited to, collateral type, tranche type, rating, origination year, prepayment rates, default rates and loss severity.

U.S. Government and Federal Agency Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices obtained from external pricing services and categorized within Level 1 of the fair value hierarchy.

- U.S. Agency Debt Securities: Callable and non-callable U.S. agency debt securities are measured primarily based on quoted market prices obtained from external pricing services and are generally categorized within Level 1 or Level 2 of the fair value hierarchy.

Municipal Securities

Municipal securities are measured based on quoted prices obtained from external pricing services and are generally categorized within Level 2 of the fair value hierarchy.

Sovereign Obligations

Sovereign government obligations are measured based on quoted market prices obtained from external pricing services, where available, or recently executed independent transactions of comparable size. Sovereign government obligations, with consideration given to the country of issuance, are generally categorized within Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities

• Agency Residential Mortgage-Backed Securities ("RMBS"): Agency RMBS include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations and principal-only and interest-only (including inverse interest-only) securities. Agency RMBS are generally measured using recent transactions, pricing data from external pricing services or expected future cash flow techniques that incorporate prepayment models and other prepayment assumptions to amortize the underlying mortgage loan collateral and are categorized within Level 2 or Level 3 of the fair value hierarchy. The Company uses prices observed from recently executed transactions to develop market-clearing spread and yield curve assumptions. Valuation inputs with regard to the underlying collateral incorporate factors such as weighted average coupon, loan-to-value, credit scores, geographic location, maximum and average loan size, originator, servicer and weighted average loan age.

• Non-Agency RMBS: The fair value of non-agency RMBS is determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 or Level 3 of the fair value hierarchy based on the observability and significance of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields. In addition, broker quotes, where available, are also referenced to compare prices.

Commercial Mortgage-Backed Securities

• Agency Commercial Mortgage-Backed Securities ("CMBS"): Government National Mortgage Association ("GNMA") project loan bonds are measured using recent transactions, pricing data from external pricing services or discount cash flow methodologies with inputs corroborated from and benchmarked to observed prices of recent securitization transactions of similar securities with adjustments incorporating an evaluation of various factors, including prepayment speeds, default rates and cash flow structures, as well as the likelihood of pricing levels in the current market environment. Federal National Mortgage Association ("FNMA") Delegated Underwriting and Servicing ("DUS") mortgage-backed securities are generally measured by using prices observed from recently executed market transactions to estimate market-clearing spread levels for purposes of estimating fair value. GNMA project loan bonds and FNMA DUS mortgage-backed securities are categorized within Level 2 of the fair value hierarchy.

• Non-Agency CMBS: Non-agency CMBS are measured using pricing data obtained from external pricing services, prices observed from recently executed market transactions or based on expected cash flow models that incorporate underlying loan collateral characteristics and performance. Non-Agency CMBS are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability of the underlying inputs.

Other Asset-Backed Securities

Other asset-backed securities ("ABS") include, but are not limited to, securities backed by auto loans, credit card receivables, student loans and other consumer loans and are categorized within Level 2 or Level 3 of the fair value hierarchy. Valuations are primarily determined using pricing data obtained from external pricing services, broker quotes and prices observed from recently executed market transactions. In addition, recent transaction data from comparable deals is deployed to develop market clearing yields and cumulative loss assumptions. The cumulative loss assumptions are based on the analysis of the underlying collateral and comparisons to earlier deals from the same issuer to gauge the relative performance of the deal.

Loans and Other Receivables

• Corporate Loans: Corporate loans categorized within Level 3 of the fair value hierarchy are measured based on price quotations that are considered to be less transparent, market prices for debt securities of the same creditor and estimates of future cash flows incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

Notes to Consolidated Statement of Financial Condition

Derivatives

- Listed Derivative Contracts: Listed derivative contracts that are actively traded are measured based on quoted exchange prices, broker quotes or vanilla option valuation models, such as Black-Scholes, using observable valuation inputs from the principal market or consensus pricing services. Exchange quotes and/or valuation inputs are generally obtained from external vendors and pricing services. Broker quotes are validated that they are tradeable. Listed derivative contracts that use exchange close prices are generally categorized within Level 1 of the fair value hierarchy. All other listed derivative contracts are generally categorized within Level 2 of the fair value hierarchy.

- Over-the-Counter ("OTC") Derivative Contracts: OTC derivative contracts are generally valued using models, whose inputs reflect assumptions that the Company believes market participants would use in valuing the derivative in a current transaction. Where available, valuation inputs are calibrated from observable market data. For many OTC derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized within Level 2 of the fair value hierarchy given the observability and significance of the inputs to the valuation models. Where significant inputs to the valuation are unobservable, derivative instruments are categorized within Level 3 of the fair value hierarchy.

OTC options include OTC equity, foreign exchange and interest rate options measured using various valuation models, such as Black-Scholes, with key inputs including the underlying security price, foreign exchange spot rate, implied volatility, interest rate curve, strike price and maturity date. Discounted cash flow models are utilized to measure certain OTC derivative contracts including the valuations of the Company's interest rate swaps, which incorporate observable inputs related to interest rate curves, and valuations of the Company's foreign exchange forwards, which incorporate observable inputs related to foreign currency spot rates and forward curves.

Investments at Fair Value

Investments at fair value includes investments in hedge funds and private equity funds, which are measured at the NAV of the funds, provided by the fund managers and are excluded from the fair value hierarchy. Investments at fair value also include direct equity investments in private companies, which are measured at fair value using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are generally categorized within Level 2 or Level 3 of the fair value hierarchy.

Information about the Company's investments in entities that have the characteristics of an investment company:

$ in thousands	November 30, 2025			
	Fair Value (1)	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Private Equity Funds (2)	$ 42	$ —	N/R (100%)	N/R
Other Funds (3)	4,603	3,540	N/R (100%)	N/R
Total	**$ 4,645**	**$ 3,540**		

N/R - Not Redeemable

(1) Where fair value is calculated based on NAV, fair value has been derived from each of the fund's capital statements.

(2) Primarily includes investments in equity funds that invest in the equity of various private companies. The investments in this category cannot be redeemed; instead, distributions are received through the liquidation of the underlying assets of the funds which are expected to be liquidated in approximately one year.

(3) Primarily includes investments in a fund that invests in early stage venture capital opportunities.

Other Secured Financings

Other secured financings that are accounted for at fair value are classified within Level 3 of the fair value hierarchy. Fair value is based on estimates of future cash flows incorporating assumptions regarding recovery rates.

Quantitative Information about Significant Unobservable Inputs used in Level 3 Fair Value Measurements at November 30, 2025

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for the Company's financial assets and liabilities, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument (*i.e.*, the input used for valuing one financial instrument within a particular class of financial instruments may not be appropriate for valuing other financial instruments within that given class). Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of the Company's financial instruments; rather, the range of inputs is reflective of the differences in the underlying characteristics of the financial instruments in each category.

For certain categories, the Company has provided a weighted average of the inputs allocated based on the fair values of the financial instruments comprising the category. The Company does not believe that the range or weighted average of the inputs is indicative of the reasonableness of uncertainty of its Level 3 fair values. The range and weighted average are driven by the individual financial instruments within each category and their relative distribution in the population. The disclosed inputs when compared with the inputs as disclosed in other periods should not be expected to necessarily be indicative of changes in the Company's estimates of unobservable inputs for a particular financial instrument as the population of financial instruments comprising the category will vary from period to period based on purchases and sales of financial instruments during the period as well as transfers into and out of Level 3 each period.

Notes to Consolidated Statement of Financial Condition

Financial Instruments Owned	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input/ Range	Weighted Average
Corporate equity securities	$ 26,958				
Non-exchange-traded securities		Market approach	Price	$0 - $21	$9
Corporate debt securities	$ 1,862	Market approach	Price	$121	–
Loans and other receivables	$ 44,191	Scenario analysis	Estimated recovery percentage	8% -100%	32%
		Market approach	Price	$100	–
Investments at fair value	$ 15,502				
Private equity securities		Market approach	Price	$0 - $27,989	$5,045
Other secured financings	$ 3,947	Scenario analysis	Estimated recovery percentage	74% - 100%	96%

The fair values of certain Level 3 assets and liabilities that were determined based on third-party pricing information are excluded from the above table. At November 30, 2025, asset exclusions consisted of $19.8 million, comprised of CDOs and CLOs, other ABS, RMBS and certain derivatives. At November 30, 2025, liability exclusions consisted of $0.7 million, comprised of corporate debt securities, corporate equity securities and certain derivatives.

Uncertainty of Fair Value Measurement from Use of Significant Unobservable Inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the uncertainty of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Non-exchange-traded securities, corporate debt securities, private equity securities and loans and other receivables, using a market approach valuation technique. A significant increase (decrease) in the price would result in a significantly higher (lower) fair value measurement.

- Loans and other receivables and other secured financings using scenario analysis. A significant increase (decrease) in the possible recovery rates of the cash flow outcomes underlying the investment would result in a significantly higher (lower) fair value measurement for the financial instrument.

Fair Value Option Election

The Company has elected the fair value option for all loans and loan commitments made by its capital markets businesses and in connection with its securitization activities. Loans and loan commitments are managed on a fair value basis and are included in Financial instruments owned and Financial instruments sold, not yet purchased in the Consolidated Statement of Financial Condition. The fair value option has been elected for certain other secured financings that arise in connection with the Company's securitization activities and other structured financings.

Difference between contractual principal and fair value (1):

$ in thousands	November 30, 2025
Financial instruments owned:	
Loans and other receivables (2)	$ 1,943,571
Loans and other receivables on nonaccrual status and/or 90 days or greater past due (2)	92,630
Loans and other receivables 90 days or greater past due (2)	13,362
Other secured financings	237

(1) Amounts indicate contractual principal greater than or (less than) fair value.

(2) Interest income is recognized separately from other changes in fair value and is included in Interest revenues.

Fair value of loans and other receivables on nonaccrual status:

$ in thousands	November 30, 2025
Financial instruments owned:	
Loans and other receivables on nonaccrual status and/or 90 days or greater past due	$ 36,696
Loans and other receivables 90 days or greater past due	24,760

Financial Instruments Not Measured at Fair Value

Certain of the Company's financial instruments are not carried at fair value but are recorded at amounts that approximate fair value due to their liquid or short-term nature and generally negligible credit risk. These financial assets include Cash and cash equivalents and Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations and would generally be presented within Level 1 of the fair value hierarchy.

Receivables – Brokers, dealers and clearing organizations, Receivables – Customers, Receivables – Fees, interest and other, Receivables – Due from affiliates, Payables – Brokers, dealers and clearing organizations, Payables – Customers and Payables – Due to Parent and affiliates, are accounted for at cost plus accrued interest rather than fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

Note 5. Derivative Financial Instruments

Off-Balance Sheet Risk

The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect on the Consolidated Statement of Financial Condition.

Derivative Financial Instruments

The Company's derivative activities are recorded at fair value in the Consolidated Statement of Financial Condition in Financial instruments owned and Financial instruments sold, not yet purchased, net of cash paid or received under credit support agreements and on a net counterparty basis when a legally enforceable right to offset exists under a master netting agreement. The Company enters into derivative transactions to satisfy the needs of its clients and to manage its own exposure to market and credit risks resulting from its trading activities. See Note 4, Fair Value Disclosures and Note 16, Commitments and Guarantees for additional disclosures about derivative financial instruments.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its firm wide risk management policies.

In connection with its derivative activities, the Company may enter into ISDA master netting agreements or similar agreements with counterparties. See Note 2, Significant Accounting Policies for additional information regarding the offsetting of derivative contracts.

The following table also provides information regarding (1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Consolidated Statement of Financial Condition as appropriate under U.S. GAAP and (2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on the Company's financial position. The fair value of assets/liabilities represents the Company's receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged.

| | November 30, 2025 (1) | | | |
| | Assets | | Liabilities | |
$ in thousands	Fair Value	Number of Contracts (2)	Fair Value	Number of Contracts (2)
Equity contracts:				
Exchange-traded	$ 582,443	683,048	$ 521,246	730,388
Bilateral OTC	34,115	17	32,370	8
Interest rate contracts:				
Exchange-traded	204	251	13	45
Cleared OTC	8,800	536	13,410	693
Bilateral OTC	10,824	1,207	6,654	375
Foreign exchange contracts:				
Bilateral OTC	3,258	37	5,957	55
Total gross derivative assets/liabilities:				
Exchange-traded	582,647		521,259	
Cleared OTC	8,800		13,410	
Bilateral OTC	48,197		44,981	
Amounts offset in the Consolidated Statement of Financial Condition (3):				
Exchange-traded	(520,429)		(520,429)	
Cleared OTC	(8,775)		(8,775)	
Bilateral OTC	(31,084)		(18,180)	
Net amounts per Consolidated Statement of Financial Condition (4)	$ 79,356		$ 32,266	

(1) Exchange-traded derivatives include derivatives executed on an organized exchange. Cleared OTC derivatives include derivatives executed bilaterally and subsequently novated to and cleared through central clearing counterparties. Bilateral OTC derivatives include derivatives executed and settled bilaterally without the use of an organized exchange or central clearing counterparty.

(2) Number of exchange-traded contracts may include open futures contracts. The unsettled fair value of these futures contracts is included in Receivables from/Payables to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

(3) Amounts netted include both netting by counterparty and for cash collateral paid or received.

(4) The Company has not received or pledged additional collateral under master netting agreements and/or other credit support agreements that is eligible to be offset beyond what has been offset in the Consolidated Statement of Financial Condition.

OTC Derivatives. Remaining contract maturity the fair value of OTC derivative assets and liabilities at November 30, 2025:

| | OTC Derivative Assets (1) (2) (3) | | | | |
$ in thousands	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Cross-Maturity Netting	Total
Equity options and forwards	15,356	7,967	—	—	23,323
Foreign currency spots and forwards	2,627	—	—	—	2,627
Interest rate forwards and swaps	6,644	1,835	—	—	8,479
Total	$ 24,627	$ 9,802	$ —	$ —	$ 34,429
Cross-product counterparty netting					(4,367)
Total OTC derivatives assets included in Financial instruments owned	$ 24,627	$ 9,802	$ —	$ —	$ 30,062

(1) At November 30, 2025, the Company held exchange-traded derivative assets with a fair value of $62.2 million, which are not included in this table.

(2) OTC derivative assets in the table above are gross of collateral received. OTC derivative assets are recorded net of collateral received in the Consolidated Statement of Financial Condition. At November 30, 2025, cash collateral received was $12.9 million.

(3) Derivative fair values include counterparty netting within product category.

$ in thousands	OTC Derivative Liabilities (1) (2) (3)				
	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Cross-Maturity Netting	Total
Equity options and forwards	21,578	–	–	–	21,578
Foreign currency spots and forwards	5,326	–	–	–	5,326
Interest rate forwards and swaps	5,051	3,867	–	–	8,918
Total	$ 31,955	$ 3,867	$ –	$ –	$ 35,822
Cross-product counterparty netting					(4,367)
Total OTC derivatives liabilities included in Financial instruments sold, yet not purchased	$ 31,955	$ 3,867	$ –	$ –	$ 31,455

(1) At November 30, 2025, the Company held exchange-traded derivative liabilities with a fair value of $0.8 million, which are not included in this table.

(2) OTC derivative liabilities in the table above are gross of collateral paid. OTC derivative liabilities are recorded net of collateral paid in the Consolidated Statement of Financial Condition. At November 30, 2025, cash collateral paid was $20 thousand.

(3) Derivative fair values include counterparty netting within product category.

Counterparty credit quality with respect to the fair value of the Company's OTC derivative assets at November 30, 2025:

Counterparty credit quality (1):	$ in thousands
A- or higher	$ 2,204
BBB- to BBB+	9,153
BB+ or lower	1,442
Unrated	17,263
Total	$ 30,062

(1) The Company utilizes internal credit ratings determined by its Risk Management department. Credit ratings determined by Risk Management use methodologies that produce ratings generally consistent with those produced by external rating agencies.

Credit Risk

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. Transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk

As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

Note 6. Collateralized Transactions

The Company's repurchase agreements and securities borrowing and lending arrangements are generally recorded at cost in the Consolidated Statement of Financial Condition, which is a reasonable approximation of their fair values due to their short-term nature. The Company enters into secured borrowing and lending arrangements to obtain collateral necessary to effect settlement, finance inventory positions, meet customer needs or re-lend as part of its dealer operations. The Company monitors its exposure to credit risk associated with these transactions by entering into master netting agreements. The Company monitors the fair value of the securities loaned and borrowed on a daily basis as compared with the related payable or receivable, and requests additional collateral or returns excess collateral, as appropriate. The Company pledges financial instruments as collateral under repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities owned that can be sold or repledged by the counterparty are included in Financial instruments owned, at fair value and noted as Securities pledged in the Consolidated Statement of Financial Condition.

Gross carrying value of securities lending arrangements and repurchase agreements by class of collateral pledged and remaining contractual maturity at November 30, 2025:

$ in thousands	Securities Lending Arrangements	Repurchase Agreements	Total
Collateral Pledged:			
Corporate equity securities	$ 1,073,248	$ 941,607	$ 2,014,855
Corporate debt securities	1,029,294	1,736,376	2,765,670
Mortgage-backed and asset-backed securities	16	1,102,126	1,102,142
U.S. government and federal agency securities	20,122	9,634,023	9,654,145
Municipal securities	–	422,327	422,327
Sovereign obligations	18,521	384,849	403,370
Total	$ 2,141,201	$ 14,221,308	$ 16,362,509

$ in thousands	Contractual Maturity				
	Overnight and Continuous	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities lending arrangements	$ 2,024,504	$ –	$ 48,645	$ 68,052	$ 2,141,201
Repurchase agreements	1,506,690	8,466,551	2,775,586	1,472,481	14,221,308
Total	$ 3,531,194	$ 8,466,551	$ 2,824,231	$ 1,540,533	$ 16,362,509

The Company receives securities as collateral under resale agreements, securities borrowing transactions, customer margin loans and in connection with securities-for-securities

transactions in which it is the lender of securities. In many instances, the Company is permitted by contract to rehypothecate the securities received as collateral. These securities may be used to secure repurchase agreements, enter into securities lending transactions, satisfy margin requirements on derivative transactions or cover short positions. At November 30, 2025, the approximate fair value of securities received as collateral by the Company that may be sold or repledged by the Company was approximately $31.31 billion. At November 30, 2025, a substantial portion of the securities received by the Company had been sold or repledged.

Offsetting of Securities Financing Agreements

To manage the Company's exposure to credit risk associated with securities financing transactions, it may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions). See Note 2, Significant Accounting Policies for additional information regarding the offsetting of securities financing agreements.

The following table provides information regarding repurchase agreements and securities borrowing and lending arrangements that are recognized in the Consolidated Statement of Financial Condition and (1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Consolidated Statement of Financial Condition as appropriate under U.S. GAAP and (2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on the Company's financial position:

			November 30, 2025			
$ in thousands	Gross Amounts	Netting in Consolidated Statement of Financial Condition	Net Amounts in Consolidated Statement of Financial Condition	Additional Amounts Available for Setoff (1)	Available Collateral (2)	Net Amount (3)
Securities borrowing arrangements	$7,872,223	$ —	$ 7,872,223	$ (703,595)	$ (1,529,756)	$5,638,872
Reverse repurchase agreements	8,099,599	(5,370,699)	2,728,900	(1,625,026)	(1,086,542)	17,332
Liabilities						
Securities lending arrangements	$2,141,201	$ —	$ 2,141,201	$ (703,595)	$ (1,362,526)	$ 75,080
Repurchase agreements	14,221,308	(5,370,699)	8,850,609	(1,625,026)	(6,485,690)	739,893

(1) Under master netting agreements with its counterparties, the Company has the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by a counterparty in the event of a counterparty's default, but which are not netted in the balance sheet because other netting provisions of U.S. GAAP are not met.

(2) Includes securities received or paid under collateral arrangements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective repurchase agreements or securities borrowing or lending arrangements.

(3) Amounts include $5.59 billion of securities borrowing arrangements, for which the Company has received securities collateral of $5.48 billion, and $0.67 billion of repurchase agreements, for which the Company has pledged securities collateral of $0.69 billion, which are subject to master netting agreements but the Company has not determined the agreements to be legally enforceable.

Note 7. Securitization Activities

The Company engages in securitization activities related to mortgage-backed and other asset-backed securities. In its securitization activities, the Company transfers these assets to special purpose entities ("SPEs") and acts as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A significant portion of the securitization transactions are the securitization of assets issued or guaranteed by U.S. government agencies. These SPEs generally meet the criteria of VIEs; however, the Company generally does not consolidate the SPEs as it is not considered the primary beneficiary for these SPEs. See Note 8, Variable Interest Entities for further discussion on VIEs and the determination of the primary beneficiary.

The Company accounts for its securitization transactions as sales, provided it has relinquished control over the transferred assets. The Company generally receives cash proceeds in connection with the transfer of assets to an SPE. The Company may, however, have continuing involvement with the transferred assets, which is limited to retaining one or more tranches of the securitization (primarily senior and subordinated debt securities in the form of mortgage-backed and other-asset backed securities). These securities are included in Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition and are generally initially categorized as Level 2 within the fair value hierarchy.

The Company has no explicit or implicit arrangements to provide additional financial support to these SPEs, has no liabilities related to these SPEs and does not have any outstanding derivative contracts executed in connection with these securitization activities at November 30, 2025.

Retained interests in SPEs where the Company has transferred assets and has continuing involvement and received sale accounting treatment:

$ in millions	November 30, 2025	
Securitization Type	**Total Assets**	**Retained Interests**
U.S. government agency RMBS	$ 405.7	$ 4.0
U.S. government agency CMBS	1,108.2	1.1

Cash flows received on the Company's retained interests were $4.9 million for the year ended November 30, 2025.

Total assets represent the unpaid principal amount of assets in the SPEs in which the Company has continuing involvement and are presented solely to provide information regarding the size of the transactions and the size of the underlying assets supporting the Company's retained interests, and are not considered representative of the risk of potential loss. Assets retained in connection with a securitization transaction represent the fair value of the securities of one or more tranches issued by an SPE, including senior and subordinated tranches. The Company's risk of loss is limited to this fair value amount which is included in total Financial instruments owned in the Consolidated Statement of Financial Condition.

Although not obligated, in connection with secondary market-making activities the Company may make a market in the securities issued by these SPEs. In these market-making transactions, the Company buys the securities from and sells these securities to investors. Securities purchased through these market-making activities are not considered to be continuing involvement in these SPEs, to the extent the Company purchased securities through these market-making activities and the Company is not deemed to be the primary beneficiary of the VIE, these securities are included in agency and non-agency mortgage-backed and asset-backed securitizations in the nonconsolidated VIEs section presented in Note 8, Variable Interest Entities.

Note 8.   Variable Interest Entities

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company's involvement with VIEs arises primarily from:

• Purchases of securities in connection with the Company's trading and secondary market making activities;

• Retained interests held as a result of securitization activities;

• Acting as placement agent and/or underwriter in connection with client-sponsored securitizations;

• Financing of agency and non-agency mortgage-backed and other asset-backed securities; and

• Investments in various investment vehicles.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and the Company reassesses whether it is the primary beneficiary of a VIE on an ongoing basis. The Company's determination of whether it is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires judgment. The Company's considerations in determining the VIE's most significant activities and whether it has power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where the Company has determined that the power over the VIE's significant activities is shared, the Company assesses whether it is the party with the power over the most significant activities. If the Company is the party with the power over the most significant activities, it meets the "power" criteria of the primary beneficiary. If the Company does not have the power over the most significant activities or it determines that decisions require consent of each sharing party, the Company does not meet the "power" criteria of the primary beneficiary.

The Company assesses its variable interests in a VIE both individually and in aggregate to determine whether it has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The

determination of whether the Company's variable interest is significant to the VIE requires judgment. In determining the significance of the Company's variable interest, it considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, its involvement in the VIE and its market-making activities related to the variable interests.

Consolidated VIEs

The following table presents information about the Company's consolidated VIEs at November 30, 2025. The assets and liabilities in the tables below are presented prior to consolidation and thus a portion of these assets and liabilities are eliminated in consolidation.

$ in millions	Secured Funding Vehicles
Securities purchased under agreements to resell (1)	$ 35.4
Total assets	**$ 35.4**
Other secured financings	$ 35.0
Other liabilities	0.4
Total liabilities	**$ 35.4**

(1)   Securities purchased under agreements to resell represent amounts due under collateralized transactions on related consolidated entities, which are eliminated in consolidation.

Secured Funding Vehicles. The Company is the primary beneficiary of asset-backed financing vehicles to which it sells securities pursuant to the terms of a master repurchase agreement. The Company's variable interests in these vehicles consist of its collateral margin maintenance obligations under the master repurchase agreement, which the Company manages, and retained interests in securities issued. The assets of these VIEs consist of reverse repurchase agreements, which are available for the benefit of the vehicle's debt holders.

Nonconsolidated VIEs

	November 30, 2025			
	Carrying Amount		Maximum Exposure to Loss	VIE Assets
$ in millions	Assets	Liabilities		
CLOs	$ 96.1	$ —	$ 35.9	$ 11,401.3
Investment vehicles	13.7	—	17.3	919.5
Total	**$ 109.8**	**$ —**	**$ 53.2**	**$ 12,320.8**

The Company's maximum exposure to loss often differs from the carrying value of the variable interests. The maximum exposure to loss is dependent on the nature of the Company's variable interests in the VIEs and is limited to the notional amounts of certain remaining commitments. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that may be utilized to hedge the risks associated with the Company's variable interests and is not reduced by the amount of collateral held as part of a transaction with a VIE.

CLOs. Assets collateralizing the CLOs include bank loans, participation interests and sub-investment grade and senior secured U.S. loans. The Company underwrites securities issued in CLO transactions on behalf of sponsors and provides advisory services to the sponsors. Its variable interests in connection with CLOs where it has been involved in providing underwriting and/or advisory services consist of trading positions in securities issued in a CLO transaction.

Other Asset-Backed Vehicles. The Company owns securities issued by the vehicles of which the underlying assets collateralizing the vehicles are primarily comprised of unsecured consumer installment loans. The Company may provide structuring and advisory services and act as an underwriter or placement agent for securities issued by the vehicles. The Company does not control the activities of these entities.

Investment Vehicles. At November 30, 2025 the Company's remaining equity commitments to invest in various investment vehicles was $1.9 million. The carrying value of the Company's equity investments was $13.7 million. The Company's exposure to loss is limited to its carrying value and unfunded commitments. These private investment vehicles have assets primarily consisting of private and public equity investments, debt instruments and various oil and gas assets.

Mortgage-Backed and Other Asset-Backed Secured Funding Vehicles. In connection with the Company's secondary trading and market making activities, the Company buys and sells agency and non-agency mortgage-backed securities and other asset-backed securities, which are issued by third-party securitization SPEs and are generally considered variable interests in VIEs. Securities issued by securitization SPEs are backed by residential mortgage loans, U.S. agency collateralized mortgage obligations, commercial mortgage loans, CDOs and CLOs and other consumer loans, such as installment receivables, auto loans and student loans. These securities are accounted for at fair value and included in Financial instruments owned in the Consolidated Statement of Financial Condition. The Company has no other involvement with the related SPEs and therefore does not consolidate these entities.

The Company also engages in underwriting, placement and structuring activities for third-party-sponsored securitization trusts generally through agency (FNMA ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac") or GNMA ("Ginnie Mae")) or non-agency-sponsored SPEs and may purchase loans or mortgage-backed securities from third parties that are subsequently transferred into the securitization trusts. The securitizations are backed by residential and commercial mortgage, home equity and auto loans. The Company does not consolidate agency sponsored securitizations as it does not have the power to direct the activities of the SPEs that most significantly impact their economic performance. Further, the Company is not the servicer of non-agency-sponsored securitizations and therefore does not have power to direct the most significant activities of the SPEs and accordingly, does not consolidate these entities. The Company may retain unsold senior and/or subordinated interests at the time of securitization in the form of securities issued by the SPEs.

At November 30, 2025, the Company held $1.06 billion of agency mortgage-backed securities and $88.0 million of non-agency mortgage-backed and other asset-backed securities as a result of its secondary trading and market making activities, and underwriting, placement and structuring activities and resecuritization activities. The Company's maximum exposure to loss on these securities is limited to the carrying value of its investments in these securities. These mortgage-backed and other asset-backed secured funding vehicles discussed are not included in the above table containing information about the Company's variable interests in nonconsolidated VIEs.

Note 9. Receivables from, and Payable to, Brokers, Dealers and Clearing Organizations

Major categories of receivables from, and payables to, brokers, dealers and clearing organizations at November 30, 2025:

$ in thousands	Receivables	Payables
Trades in process of settlement, net	$ 1,107,672	$ —
Margin	9,633	15,129
Securities failed to deliver/receive	459,465	523,305
Clearing organizations	142,491	3,834
Other	10,918	24,816
Total	$ 1,730,179	$ 567,084

Note 10. Goodwill and Intangible Assets

Goodwill

At November 30, 2025, goodwill was $1.36 billion. The Company's annual goodwill impairment testing at August 1, 2025 did not indicate any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods. Estimating the fair value of the Company requires management judgment. The estimated fair value of the Company was determined using a market valuation method that incorporates price-to-earnings and price-to-book multiples of comparable public companies. Under the market valuation approach, the key assumptions are the selected multiples and the Company's internally developed projections of future profitability, growth and return on equity. In addition, as the fair values determined under the market valuation approach represent a noncontrolling interest, the Company applied a control premium to arrive at the estimated fair value on a controlling basis.

Intangible Assets

Intangible assets are included in Other assets in the Consolidated Statement of Financial Condition. The following table presents the gross carrying amount, changes in carrying amount, net carrying amount and weighted average amortization period of identifiable intangible assets at November 30, 2025:

$ in thousands	Gross cost	Accumulated amortization	Net carrying amount	Weighted average remaining lives (years)
Customer relationships	$ 115,188	$ (93,012)	$ 22,176	5.2
Trademarks and trade names	100,238	(36,515)	63,723	22.3
Exchange and clearing organization membership interests and registrations	3,469	—	3,469	N/A
Total	$ 218,895	$ (129,527)	$ 89,368	

The Company performed its annual impairment testing of intangible assets with an indefinite useful life, which consists of exchange and clearing organization membership interests and registrations, at August 1, 2025. The Company elected to perform quantitative assessments of membership interests and registrations that have available quoted sales prices as well as certain other membership interests and registrations that have declined in utilization and qualitative assessments were performed on the remainder of the indefinite-life intangible assets. With regard to the qualitative assessments of the remaining indefinite-life intangible assets, based on the Company's assessment of market conditions, the utilization of the assets and the replacement costs associated with the assets,

the Company has concluded that it is more likely than not that the intangible assets are not impaired.

Note 11. Short-term Borrowings and Credit Facilities

Short-term borrowings consist of bank loans that are payable on demand and generally bear interest at spreads over the federal funds rate. Bank loans at November 30, 2025 totaled $336.2 million. At November 30, 2025, the weighted average interest rate on short-term borrowings outstanding was 4.58% per annum. The Company's Short-term borrowings are recorded at cost in the Consolidated Statement of Financial Condition, which is a reasonable approximation of their fair values due to their liquid and short-term nature.

At November 30, 2025, the Company's bank loans primarily include facilities that contain certain covenants that, among other things, require the Company to maintain a specified level of tangible net worth and minimum regulatory net capital and impose certain restrictions on the future indebtedness of the Company. At November 30, 2025, the Company was in compliance with all covenants under these facilities. Interest on these facilities is based on rates at spreads over the federal funds rate or other adjusted rates, as defined in the credit agreements.

Note 12. Liabilities Subordinated to Claims of General Creditors

At November 30, 2025, the Company has outstanding borrowings of $4.80 billion from the Parent under subordinated loan agreements. The subordinated loan agreements consist of the following:

$ in millions	Outstanding Amount	Maturity
Cash subordinated loan agreement	$ 1,950.0	April 30, 2027
Cash subordinated loan agreement	1,000.0	June 30, 2027
Revolving note and cash subordination agreement	300.0	April 30, 2027
Revolving note and cash subordination agreement	500.0	May 31, 2028
Revolving note and cash subordination agreement	700.0	January 31, 2034
Revolving subordinated loan agreement	350.0	May 31, 2034
Total	**$ 4,800.0**	

With respect to the revolving note and cash subordination agreements, the Company has a total commitment amount of $2.50 billion with its Parent of which $1.85 billion was drawn at November 30, 2025. These revolving note and cash subordination agreements, with exception of the note maturing on May 31, 2028, automatically extend for additional one-year periods unless specified actions are taken prior to the maturity date by the Company or its Parent. Amounts borrowed under these agreements bear interest at a rate agreed at the time of the advance which could be fixed or Secured Overnight Financing Rate (SOFR) plus applicable spread.

On January 21, 2025, the Company borrowed $350.0 million under the available $500.0 million commitment amount of the revolving note and cash subordination agreement maturing May 31, 2034.

Amounts borrowed by the Company under the subordinated loan agreements have been approved by FINRA and the NFA, and therefore, qualify as capital in computing net capital under Rule 15c3-1 (Net Capital). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

On January 20, 2026, the Company borrowed an additional $150.0 million on the available commitment amount of revolving note and cash subordination agreements.

Note 13. Leases

The Company enters into lease and sublease agreements, primarily for office space, across locations within the U.S. Information related to operating leases in the Consolidated Statement of Financial Condition at November 30, 2025 was as follows (in thousands, except lease term and discount rate):

Premises and equipment - ROU assets	$ 314,336
Weighted average:	
Remaining lease term (in years)	8.5
Discount rate	5.9 %

Maturities of the Company's operating lease liabilities and a reconciliation to the Lease liabilities included in the Consolidated Statement of Financial Condition at November 30, 2025 (in thousands):

Fiscal Year	Lease Liabilities
2026	$ 60,831
2027	59,219
2028	58,411
2029	21,069
2030	37,213
2031 and thereafter	221,723
Total undiscounted cash flows	**458,466**
Less: Difference between undiscounted and discounted cash flows	105,596
Operating leases amount in the Consolidated Statement of Financial Condition	352,870
Finance leases amount in the Consolidated Statement of Financial Condition	352
Total amount in the Consolidated Statement of Financial Condition	**$ 353,222**

Notes to Consolidated Statement of Financial Condition

Note 14. Contract Balances and Contract Costs

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and have an unconditional right to the payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company's deferred revenue primarily relates to retainer and milestone fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at November 30, 2025 was $33.7 million and was recorded in Accrued expenses and other liabilities in the Consolidated Statement of Financial Condition. .

The Company had receivables related to revenues from contracts with customers of $236.8 million at November 30, 2025. The Company estimates an allowance for credit losses on the Company's investment banking fee receivables using a provisioning matrix based on the shared risk characteristics and historical loss experience for such receivables. In some instances, the Company may adjust the allowance calculated based on the provision matrix to incorporate a specific allowance based on the unique credit risk profile of a receivable. The provisioning matrix is periodically updated to reflect changes in the underlying portfolio's credit characteristics and most recent historical loss data.

Allowance for credit losses at November 30, 2024 was $1.9 million.

Contract Costs

The Company capitalizes costs to fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized.

At November 30, 2025, capitalized costs to fulfill a contract were $4.1 million, which are recorded in Receivables – Fees, interest and other in the Consolidated Statement of Financial Condition.

Note 15. Defined Benefit Plan

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets were invested in several common collective trusts at November 30, 2025. Effective December 31, 2005, benefits under the pension plan were frozen.

The Company participates in various benefit plans of the Parent covering substantially all employees, including an ESPP designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC.

Note 16. Commitments and Guarantees

Commitments

$ in millions	Expected Maturity Date			
	2026	2027	2032 and Later	Maximum Payout
Equity commitments	$ —	$ —	$ 2.3	$ 2.3
Forward starting reverse repos (1)	3,408.8	—	—	3,408.8
Forward starting repos (1)	1,835.9	—	—	1,835.9
Other unfunded commitments	—	61.3	—	61.3
Total	$ 5,244.7	$ 61.3	$ 2.3	$ 5,308.3

(1) At November 30, 2025, all of the forward starting securities purchased under agreements to resell and all of the forward starting securities sold under agreements to repurchase settle within three business days.

Equity Commitments — Includes commitments to invest in private equity funds.

Forward Starting Reverse Repos and Repos — The Company enters into commitments to take possession of securities with agreements to resell on a forward starting basis and to sell securities with agreements to repurchase on a forward starting basis that are primarily secured by U.S. government and agency securities.

Other Unfunded Commitments — Other unfunded commitments include obligations in the form of note purchases as a result of securitizations.

Guarantees

Derivative Contracts — Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under U.S. GAAP. On certain of these contracts, such as written equity put options, the maximum payout on these contracts cannot be quantified since the increase in equity security prices are not contractually limited by the terms of the contract. As such, the Company has disclosed notional values as a measure of the maximum potential payout under these contracts.

Notional amounts associated with the Company's derivative contracts meeting the definition of a guarantee under U.S. GAAP at November 30, 2025:

$ in millions	Expected Maturity Date	
Guarantee Type:	2026	Total Notional
Derivative contracts - non-credit related	$ 167.3	$ 167.3

It is management's belief that notional amounts generally overstate expected payout and that fair value of these contracts is a more relevant measure of the Company's obligations. At November 30, 2025, the fair value of derivative contracts meeting the definition of a guarantee, gross of any counterparty or cash collateral netting, is a liability of approximately $21.6 million. The Company substantially mitigates its exposure to market risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. The Company manages risk associated with derivative contracts meeting the definition of a guarantee consistent with its risk management policies.

Other Guarantees — The Company is a member of various exchanges and clearing houses. In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees generally are

required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearing houses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recognized for these guarantees. Additionally, the Company provides certain indemnifications in connection with third-party clearing and execution arrangements whereby a third party may clear and settle transactions on behalf of clients. These indemnifications generally have standard contractual terms and are entered into in the ordinary course of business. The Company's obligations in respect of such transactions are secured by the assets in the client's account, as well as any proceeds received from the transactions cleared and settled on behalf of the client. However, the Company believes that it is unlikely the Company would have to make any material payments under these arrangements and no material liabilities related to these indemnifications have been recognized.

Note 17. Related Party Transactions

In the ordinary course of business, the Company obtains advances from the Parent, which are generally payable on demand. The Company provides various trading, securities lending, clearing, execution and administrative services to subsidiaries of the Parent. The Parent settles certain of these balances with certain of the Company's affiliates and subsidiaries on behalf of the Company.

Trading, Clearance and Administrative Activities

Management believes amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if the Company operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash. The Company has entered into expense sharing agreements with subsidiaries and other affiliates of the Parent. Additionally, the Company has entered into clearing and execution agreements with Jefferies Financial Services, Inc. ("JFSI"), Jefferies International Limited ("JIL") and Jefferies GmbH.

Balances with related parties reflected in the Consolidated Statement of Financial Condition:

$ in thousands	November 30, 2025
Assets:	
Securities borrowed	$ 306,509
Securities purchased under agreements to resell	33,075
Receivables - Brokers, dealers and clearing organizations	18,116
Receivables - Due from affiliates	69,729
Liabilities:	
Securities loaned	$ 626,408
Securities sold under agreements to repurchase	1,169,528
Payables - Brokers, dealers and clearing organizations (1)	65,100
Payables - Customers	737,316
Payables - Due to Parent and affiliates	2,943,047
Accrued expenses and other liabilities	163

(1) Includes $63.5 million of broker payables pertaining to purchases of regular-way securities at November 30, 2025, which were netted against broker receivables in the Consolidated Statement of Financial Condition.

Debt Securities of the Parent and JFIN

In connection with its capital markets activities, from time to time the Company makes a market in long-term debt securities of the Parent and JFIN (i.e., the Company buys and sells debt securities issued by the Parent and JFIN). At November 30, 2025, approximately $5.2 million and $1.4 million of debt securities issued by the Parent and JFIN, respectively, are included in Financial instruments owned, at fair value, and $1.2 million of debt securities issued by the Parent are included in Financial instruments sold, not yet purchased, at fair value, in the Consolidated Statement of Financial Condition. There were no gains or losses on this transaction.

Berkadia Commercial Mortgage Holding LLC ("Berkadia")

At November 30, 2025, in the normal course of its securities market group business the Company had commitments to purchase $13.6 million in agency CMBS from Berkadia, which is partially owned by the Parent.

Officers, Directors and Employees

Receivables from and payables to customers include balances arising from officers', directors' and employees' individual security transactions. These transactions are subject to the same regulations as all customer transactions and are provided on substantially the same terms.

SMBC

The Parent has a strategic alliance with Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Banking Corporation ("SMBC") and SMBC Nikko Securities Inc. (together referred to as "SMBC Group") to collaborate on corporate and investment banking business opportunities as well as equity sales, trading and research.

Notes to Consolidated Statement of Financial Condition

The following tables summarize balances with SMBC as reported in the Company's Consolidated Statement of Financial Condition and Consolidated Statement of Comprehensive Income. In addition, the synergies and value creation resulting from the Parent's strategic alliance with SMBC generate additive benefits for the Company, which are not necessarily reflected by the activity presented in the following tables.

$ in thousands	November 30, 2025
Assets	
Financial instruments owned, at fair value	$ 108
Receivables:	
Customers	206
Fees, interest and other	3,315
Other assets	5,272
Total assets	**$ 8,901**
Liabilities	
Securities sold under agreements to repurchase	$ 100,762
Accrued expenses and other liabilities	5,566
Total liabilities	**$ 106,328**

Note 18. Regulatory Requirements

Net Capital

The Company is a registered broker-dealer and FCM and, accordingly, is subject to the net capital requirements of the SEC, CFTC and FINRA. The Company is required to maintain minimum net capital, as defined under SEC Rule 15c3-1, of not less than the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions, plus 10% excess margin collateral on reverse repurchase transactions. As an FCM, the Company is subject to CFTC Regulation 1.17, which sets forth minimum financial requirements being the greater of $1.0 million or its risk-based capital requirements computed as 8% of the total risk margin requirements for positions carried by the FCM in customer accounts and non-customer accounts. The minimum net capital requirements in determining excess net capital for a dually-registered U.S. broker-dealer and FCM is equal to the greater of the requirement under SEC Rule 15c3-1 or CFTC Regulation 1.17. Additionally, FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if its net capital is less than 5% of such aggregate debit items. At November 30, 2025, the Company had net capital, as defined under such rules, of $2.26 billion, which exceeded the minimum regulatory capital requirement by $2.12 billion.

In addition, advances to the Parent and its affiliates, repayment of subordinated liabilities, capital distributions and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC, CFTC and FINRA.

Customer Protection and Segregation Requirement

As a registered broker-dealer that clears and carries customer accounts, the Company is subject to the customer protection provisions under SEC Rule 15c3-3. The Company is required to compute a reserve formula requirement for customer accounts and deposit cash and/or qualified securities into a special reserve bank account for the exclusive benefit of customers. At November 30, 2025, the Company had $846.7 million in cash and qualified U.S. Government securities on deposit in special reserve bank accounts for the exclusive benefit of customers.

As a registered broker-dealer that clears and carries proprietary accounts of brokers or dealers (commonly referred to as "PAB"), the Company is also required to compute a reserve formula requirement for PAB accounts pursuant to SEC Rule 15c3-3 and deposit cash and/or qualified securities into a special reserve bank account for the exclusive benefit of PABs. At November 30, 2025, the Company had $475.1 million in cash and qualified U.S. Government securities on deposit in special reserve bank accounts for the exclusive benefit of PABs.

The qualified securities meeting the 15c3-3 customer and PAB requirements are included Securities purchased under agreements to resell in the Company's Consolidated Statement of Financial Condition.

As of November 30, 2025, the Company, as a non-clearing FCM, did not hold any customer funds or carry any customer accounts related to the segregation requirements for (1) customers trading on U.S. commodity exchanges under CFTC Regulation 1.20, (2) foreign futures and foreign options customers under CFTC Regulation 30.7 and (3) cleared swap customer accounts under CFTC Regulation Section 4d(f).

Jefferies LLC

Unconsolidated Statement of Segregation Requirements and Funds in
Segregation for Customers Trading on U.S. Commodity Exchanges
November 30, 2025
(Dollars in thousands)

Segregation requirements:

Net ledger balance

Cash	$	—
Securities, at market		—
Net unrealized profit (loss) in open futures contracts traded on a contract market		—

Exchange traded options

Add market value of open option contracts purchased on a contract market		—
Deduct market value of open option contracts granted (sold) on a contract market		—
Net equity (deficit)		—
Add: accounts liquidating to a deficit and accounts with debit balances - gross amount		—
Less: amounts offset by customer owned securities		—
Amount required to be segregated	$	—

Funds in segregated accounts:

Deposited in segregated funds bank accounts:

Cash	$	—
Securities representing investments of customers' funds, at market		—
Securities held for particular customers or option customers in lieu of cash, at market		—

Margins on deposit with derivatives clearing organizations of contract markets:

Cash		—
Securities representing investment of customers' funds, at market		—
Securities held for particular customers or option customers in lieu of cash, at market		—
Net settlement from (to) derivatives clearing organizations of contract markets		—

Exchange traded options:

Value of open long option contracts		—
Value of open short option contracts		—

Net equities with other FCMs:

Net liquidating equity		—
Securities representing investments of customers' funds, at market		—
Securities held for particular customers or option customers in lieu of cash, at market		—
Segregated funds on hand		—
Total amount in segregation	$	—
Excess (deficiency) funds in segregation	$	—
Management Target Amount for Excess funds in segregation	$	—
Excess (deficiency) funds in segregation over (under) Management Target Amount Excess	$	—

As of November 30, 2025, the Company did not carry any commodities customers and accordingly, there are no items to report under the requirement of this Regulation.

Jefferies LLC

Unconsolidated Statement of Segregation Requirements and Funds Held in

Separate Accounts for Foreign Futures and Foreign Options Customers

Pursuant to Regulation 30.7

November 30, 2025

(Dollars in thousands)

Foreign Futures and Foreign Options Secured Amounts:

Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder	$	—
Net ledger balances - Foreign futures and foreign options trading - All Customers		
Cash		—
Securities, at market		—
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		—
Exchange traded options		
Market value of open option contracts purchased on a foreign board of trade		—
Market value of open option contracts granted (sold) on a foreign board of trade		—
Net equity (deficit)		—
Accounts liquidating to a deficit and accounts with debit balances - gross amount		—
Less: amount offset by customer owned securities		—
Amount required to be set aside as the secured amount - Net Liquidating Equity Method ("NLEM")		—
Greater of amount required to be set aside pursuant to foreign jurisdiction or NLEM	$	—

Funds Deposited in Separate 17 CFR 30.7 Accounts:

Cash in banks	$	—
Securities in safekeeping with banks located in the United States		—
Equities with registered futures commission merchants:		
Cash		—
Securities		—
Unrealized gain (loss) on open futures contracts		—
Value of long option contracts		—
Value of short option contracts		—
Amounts held by clearing organization of foreign boards of trade:		
Cash		—
Securities		—
Amount due to (from) clearing organization - daily variation		—
Value of long option contracts		—
Value of short option contracts		—
Amounts held by members of foreign boards of trade:		
Cash		—
Securities		—
Unrealized gain (loss) on open futures contracts		—
Value of long option contracts		—
Value of short option contracts		—
Amounts with other depositories designated by a foreign board of trade		—
Segregated funds on hand		—
Total funds in separate 17 CFR 30.7 accounts	$	—
Excess (deficiency) set aside funds for secured amount	$	—
Management target amount for excess funds in separate 17 CFR 30.7 accounts	$	—
Excess (deficiency) funds in separate 17 CFR 30.7 accounts over (under) management target excess	$	—

As of November 30, 2025, the Company did not carry any foreign futures and foreign options customers and accordingly, there are no items to report under the requirements of this Regulation.

Jefferies LLC

Unconsolidated Statement of Cleared Swaps Customer Segregation Requirements and

Funds in Cleared Swaps Customer Accounts Under 4D(f) of the Commodity Exchange Act

November 30, 2025

(Dollars in thousands)

Cleared Swaps Customer Requirements:

Net ledger balance

Cash	$	—
Securities, at market		—
Net unrealized profit (loss) in open in open cleared swaps		—

Cleared swaps options

Market value of open swaps option contracts purchased		—
Market value of open cleared swaps option contracts granted (sold)		—
Net equity (deficit)		—
Accounts liquidating to a deficit and accounts with debit balances - gross amount		—
Less: amount offset by customer owned securities		—
Amount required to be segregated for cleared swaps customers	$	—

Funds in Cleared Swaps Customer Segregated Accounts:

Deposited in cleared swaps customer segregated accounts at banks

Cash	$	—
Securities representing investment of cleared swaps customers' funds, at market		—
Securities held for particular cleared swaps customers in lieu of cash, at market		—

Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated accounts

Cash		—
Securities representing investment of cleared swaps customers' funds, at market		—
Securities held for particular cleared swaps customers in lieu of cash, at market		—
Net settlement from (to) derivatives clearing organizations		—

Cleared swaps options:

Value of open cleared swaps long option contracts		—
Value of open cleared swaps short option contracts		—

Net equities with other FCMs:

Net liquidating equity		—
Securities representing investment of cleared swaps customers' funds, at market		—
Securities held for particular cleared swaps customers in lieu of cash, at market		—
Cleared swaps customer funds on hand (describe)		—
Total amount in cleared swaps customer segregation	$	—
Excess (deficiency) funds in cleared swaps customer segregation	$	—
Management target amount for excess funds in cleared swaps segregated accounts	$	—
Excess (deficiency) funds in cleared swaps customer segregated accounts over (under) management target excess	$	—

As of November 30, 2025, the Company, as a non-clearing FCM, did not hold any customer funds or carry any customer accounts related to the segregation requirements for (1) customers trading on U.S. commodity exchanges under CFTC Regulation 1.20, (2) foreign futures and foreign options customers under CFTC Regulation 30.7 and (3) cleared swap customer accounts under CFTC Regulation Section 4d(f) and accordingly, there are no items to report under the requirements of this Regulation.



Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10012-0015
USA

Tel: 1 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

January 28, 2026

Jefferies LLC
520 Madison Ave
New York, New York 10022

In planning and performing our audit of the consolidated financial statements and supplemental schedules (collectively "the financial statements") of Jefferies LLC (the "Company") as of and for the year ended November 30, 2025 (on which we issued our report dated January 28, 2026, and such report expressed an unqualified opinion on those financial statements), in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Regulation 1.16 of the CFTC, we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets.

This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the preceding paragraph.

Two of the objectives of internal control over financial reporting and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control over financial reporting and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control over financial reporting that might be material weaknesses, and therefore, material weaknesses may exist that were not identified.

Given these limitations, during our audit we did not identify any deficiencies in internal control over financial reporting or procedures for safeguarding customer and firm assets that we consider to be material weaknesses as of or during the year ended November 30, 2025.

Based on this understanding and our evaluation, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of November 30, 2025, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Directors and Equity Owners, management, others within the organization, the CFTC, and National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP